UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **February 15, 2007**

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768	**37-0602744**
(Commission File Number)	(IRS Employer Identification No.)

100 NE Adams Street, Peoria, Illinois	**61629**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(309) 675-1000**

Former name or former address, if changed since last report: **N/A**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 230.425)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

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Item 8.01. Other Events

The following statement was released by Caterpillar Inc. on February 15, 2007. The furnishing of these materials is not intended to constitute a representation that such furnishing is required by Regulation FD or that the materials include material investor information that is not otherwise publicly available. In addition, the Registrant does not assume any obligation to update such information in the future.

February 15, 2007
FOR IMMEDIATE RELEASE

Caterpillar Announces $7.5 Billion Stock Repurchase Program

PEORIA, Ill. – Caterpillar Inc. (NYSE: CAT) today announced that its Board of Directors has approved a new $7.5 billion stock repurchase program. Caterpillar expects to complete the new authorization within the next five years. This new program represents the fourth program of stock buy-backs since 1995. During that 12-year period, Caterpillar returned $8.5 billion to stockholders through the repurchase programs.

The company also announced that within the next few months it expects to complete its current stock repurchase program, valued at $6.4 billion, which was approved by the Board of Directors in October 2003. Purchases under this new authorization will commence on completion of the current authorization and will result in 640 million shares outstanding.

Caterpillar Inc. Chairman and Chief Executive Officer Jim Owens said, "The completion of our previous program more than a year and a half ahead of schedule is a testament to our strong cash flows and financial position. The new authorization underlines our confidence in the long-term growth prospects of our company and in our ability to continue to generate strong cash flows to grow our business and to enhance stockholder value."

Purchases will be made at management's discretion periodically in the open market. Timing will depend on market conditions and alternative uses of cash. As has been customary for Caterpillar, cash is used primarily to fund growth through capital expenditures and strategic acquisitions, maintain well-funded pension plans and consistently increase dividends, with remaining cash returned to stockholders through repurchase programs.

For more than 80 years, Caterpillar Inc. has been making progress possible and driving positive and sustainable change on every continent. With 2006 sales and revenues of $41.517 billion, Caterpillar is the world's leading manufacturer of construction and mining equipment, diesel and natural gas engines, industrial gas turbines. The company is also a leading services provider through Caterpillar Financial Services, Caterpillar Remanufacturing Services, Caterpillar Logistics Services and Progress Rail Services. More information is available at http://www.cat.com.

SAFE HARBOR
Certain statements in this release relate to future events and expectations and as such constitute forward-looking statements involving known and unknown factors that may cause actual results of Caterpillar Inc. to be different from those expressed or implied in the forward-looking statements. In this context, words such as "will" and "expect" or other similar words and phrases often identify forward-looking statements made on behalf of Caterpillar. It is important to note that actual results of the company may differ materially from those described or implied in such forward-looking statements based on a number of factors and uncertainties, including, but not limited to, changes in economic conditions, currency exchange or interest rates; political stability; market acceptance of the company's products and services; significant changes in the competitive environment; changes in law, regulations and tax rates; and other general economic, business and financing conditions and factors described in more detail in the company's filings with the Securities and Exchange Commission, including the Form 8-K filed with the Securities and Exchange Commission on January 26, 2007. We do not undertake to update our forward-looking statements.

Caterpillar contact:
Rusty Dunn
Corporate Public Affairs
(309) 675-4803
Dunn_Rusty@cat.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CATERPILLAR INC.

February 15, 2007   By: /s/ James B. Buda
                                                   James B. Buda
                                                   Vice President